AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 2006
                                                      REGISTRATION NO. 333-_____

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                    FORM F-9
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------

ENCANA CORPORATION                                ENCANA HOLDINGS FINANCE CORP.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         CANADA                                            NOVA SCOTIA
                      (PROVINCE OR OTHER JURISDICTION OF
                        INCORPORATION OR ORGANIZATION)

         1311                                                  1311
                         (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

    NOT APPLICABLE                                        NOT APPLICABLE
                     (I.R.S. EMPLOYER IDENTIFICATION NO.,
                                IF APPLICABLE)

  1800, 855 - 2ND STREET S.W.                     1800, 855 - 2ND STREET S.W.
CALGARY, ALBERTA, CANADA T2P 2S5                CALGARY, ALBERTA, CANADA T2P 2S5
     (403) 645-2000                                   (403) 645-2000
ATTENTION: CORPORATE SECRETARY                   ATTENTION: CORPORATE SECRETARY
                       (ADDRESS AND TELEPHONE NUMBER OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

     CT CORPORATION SYSTEM                             CT CORPORATION SYSTEM
   111 8TH AVENUE, 13TH FLOOR                        111 8TH AVENUE, 13TH FLOOR
    NEW YORK, NEW YORK 10011                          NEW YORK, NEW YORK 10011
        (212) 894-8940                                     (212) 894-8940
                      (NAME, ADDRESS AND TELEPHONE NUMBER
                      (INCLUDING AREA CODE) OF AGENT FOR
                         SERVICE IN THE UNITED STATES)

                                   COPIES TO:

         KERRY DYTE                ANDREW J. FOLEY              KEVIN E. JOHNSON
     ENCANA CORPORATION            EDWIN S. MAYNARD             MACLEOD DIXON LLP
1800, 855 - 2ND STREET S.W.     PAUL, WEISS, RIFKIND,          3700 CANTERRA TOWER
  CALGARY, ALBERTA, CANADA      WHARTON & GARRISON LLP        400 - 3RD AVENUE S.W.
          T2P 2S5            1285 AVENUE OF THE AMERICAS    CALGARY, ALBERTA, CANADA
       (403) 645-2000         NEW YORK, N.Y. 10019-6064              T2P 4H2
                                    (212) 373-3000               (403) 267-8222

                             ----------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

                           PROVINCE OF ALBERTA, CANADA
                (PRINCIPAL JURISDICTION REGULATING THIS OFFERING)

It is proposed that this filing shall become effective (check appropriate box below):

A. [_] upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.  [X]  at some future date (check appropriate box below)
    1.   [_]   pursuant to Rule 467(b) on (___) at (___) (designate a time not sooner than 7 calendar days after filing).
    2.   [_]   pursuant to Rule 467(b) on (___) at (___)  (designate  a time 7 calendar  days or sooner after filing)  because the  securities regulatory  authority in the review  jurisdiction  has issued a receipt or notification of clearance on (___).
    3.   [_]   pursuant   to  Rule  467(b)  as  soon  as   practicable   after
               notification  of  the  Commission  by  the  Registrant  or  the
               Canadian   securities   regulatory   authority  of  the  review
               jurisdiction  that a receipt or  notification  of clearance has been issued with respect hereto.
    4.   [X]   after  the  filing  of the  next  amendment  to this  Form  (if preliminary material is being filed).

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.[X]

                             ----------------------

                         CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
                                                            PROPOSED MAXIMUM       PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF             AMOUNT TO BE        OFFERING PRICE           AGGREGATE                 AMOUNT OF
    SECURITIES TO BE REGISTERED           REGISTERED        PER SECURITY (1)      OFFERING PRICE (1)         REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
Debt Securities.................      U.S.$2,000,000,000          100%            U.S.$2,000,000,000           U.S.$214,000
Guarantees......................             (2)                  (2)                    (2)                       None
----------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee.
(2) Guarantees by EnCana Corporation being registered on Form F-9 hereunder are to be sold without separate consideration.
(3) An aggregate of U.S. $126,700 of the amount of the registration fee was previously paid in connection with U.S.$1,000,000,000 of unissued securities registered under our F-9 shelf registration statement (File No. 333-113732) initially filed on March 19, 2004 and declared effective on March 26, 2004, which unsold securities are hereby deregistered. Accordingly, pursuant to Rule 457(p) of the General Rules and Regulations under the Securities Act of 1933, as amended, U.S. $126,700 is being offset against the total registration fee due for this Registration Statement.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS PROVIDED IN RULE 467 UNDER THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF THE ACT, MAY DETERMINE.

================================================================================

                                     PART I

                           INFORMATION REQUIRED TO BE
                       DELIVERED TO OFFEREES OR PURCHASERS

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED APRIL 28, 2006


PRELIMINARY BASE SHELF PROSPECTUS

                       [GRAPHIC OMITTED -- ENCANA (TM)]

            [GRAPHIC OMITTED -- LOGO ENCANA HOLDINGS FINANCE CORP.]

                               US$2,000,000,000
                                DEBT SECURITIES

         UNCONDITIONALLY GUARANTEED AS TO PRINCIPAL, PREMIUM (IF ANY),
                    INTEREST AND CERTAIN OTHER AMOUNTS BY
                              ENCANA CORPORATION
                              __________________

     We may from time to time offer and sell up to US$2,000,000,000 (or the equivalent in other currencies) aggregate principal amount of our debt securities. These debt securities may be offered and sold in Canada, the United States and elsewhere where permitted by law. These debt securities may consist of debentures, notes or other types of debt and may be issuable in series. We will provide the specific terms of these securities in supplements to this prospectus that will be delivered to purchasers together with this prospectus. Unless otherwise provided in a prospectus supplement relating to a series of debt securities, the debt securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. The debt securities will be fully and unconditionally guaranteed by EnCana
Corporation. You should read this prospectus and any prospectus supplement carefully before you invest.

                              __________________

     NEITHER  THE  U.S.  SECURITIES  AND  EXCHANGE  COMMISSION  NOR ANY  STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

     WE ARE PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. ENCANA CORPORATION PREPARES ITS FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

     OWNING THE DEBT SECURITIES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION IN ANY APPLICABLE PROSPECTUS SUPPLEMENT.

     YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE AND ENCANA CORPORATION ARE INCORPORATED IN CANADA, MOST OF OUR AND ENCANA CORPORATION'S OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE CANADIAN RESIDENTS, AND MOST OF OUR ASSETS, THE ASSETS OF ENCANA CORPORATION AND THE ASSETS OF OUR AND ENCANA CORPORATION'S DIRECTORS AND OFFICERS AND THE EXPERTS ARE LOCATED OUTSIDE THE UNITED STATES.

     THERE  IS NO  MARKET  THROUGH  WHICH  THESE  SECURITIES  MAY BE SOLD  AND
PURCHASERS MAY NOT BE ABLE TO RESELL SECURITIES PURCHASED UNDER THIS PROSPECTUS. THIS MAY AFFECT THE PRICING OF THE SECURITIES IN THE SECONDARY MARKET, THE TRANSPARENCY AND AVAILABILITY OF TRADING PRICES, THE LIQUIDITY OF THE SECURITIES, AND THE EXTENT OF THE ISSUER REGULATION. SEE "RISK FACTORS".

                              __________________

____________, 2006

                               TABLE OF CONTENTS

About This Prospectus................2   Risk Factors........................23
Where You Can Find More Information..2   Certain Income Tax Considerations...24
Forward-Looking Statements...........5   Plan of Distribution................24
EnCana Holdings Finance Corp.........6   Interest Coverage...................24
EnCana Corporation...................6   Legal Matters.......................25
Use of Proceeds......................6   Experts  ...........................25
Description of Debt Securities.......7   Documents Filed as Part of the
                                            Registration Statement ..........25


                             ABOUT THIS PROSPECTUS

     All references in this prospectus and any prospectus supplement to "EnCana Holdings Finance", "we", "us" and "our" mean EnCana Holdings Finance Corp. Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references to "EnCana" and "the Guarantor" mean EnCana Corporation and its consolidated subsidiaries and partnerships.

     In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars, references to "dollars", "$" or "US$" are to United States dollars and all references to "C$" are to Canadian dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles, referred to as "Canadian GAAP".

     We may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$2,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the United States Securities and Exchange Commission (the "SEC"). You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us, EnCana and the debt securities.

                      WHERE YOU CAN FIND MORE INFORMATION

     INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of EnCana Corporation, 1800, 855 - 2nd Street S.W., P.O. Box 2850, Calgary, Alberta T2P 2S5, Canada, telephone: (403) 645-2000. These documents are also available through the internet via the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

     The Guarantor files with the securities commission or authority in each of the provinces and territories of Canada annual and quarterly reports, material change reports and other information. The Guarantor is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, it also files reports with and furnishes other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we or the Guarantor furnish to the SEC at the SEC's public reference room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference rooms. The Guarantor's filings since November 2002 are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

     We do not intend to file with Canadian securities regulatory authorities separate continuous disclosure information apart from, where there is a material change in our business, operations or capital that is not a material change in respect of the Guarantor, a material change report. We have been granted exemptions from all remaining continuous disclosure requirements contained within the securities legislation of each of the provinces of Canada (the "Decisions"). The Decisions provide, in part, that we are entitled to file, in lieu of such continuous disclosure filings, certain filings of the Guarantor made with the Canadian securities regulatory authorities.

     Under applicable securities laws in Canada and the United States, the Canadian securities commissions and the SEC allow us to incorporate by reference certain information that the Guarantor files with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Canadian securities commissions under Canadian securities legislation:

     (a)   the Guarantor's Annual Information Form dated February 17, 2006;

     (b)   the  Guarantor's   audited   comparative   consolidated   financial
           statements for the year ended December 31, 2005, including the auditors' report thereon;

     (c) the Guarantor's Management's Discussion and Analysis for the year ended December 31, 2005;

     (d) the Guarantor's Information Circular (amended) dated February 28, 2006 relating to the annual meeting of the Guarantor's shareholders held on April 26, 2006;

     (e)   the  Guarantor's  unaudited  comparative   consolidated   financial
           statements for the three months ended March 31, 2006; and

     (f) the Guarantor's Management's Discussion and Analysis for the three months ended March 31, 2006.

     Any annual information form, audited annual consolidated financial statements (together with the auditors' report thereon), information circular, unaudited interim consolidated financial statements, management's discussion and analysis or material change reports (excluding confidential material change reports) subsequently filed by us or the Guarantor with securities commissions or similar authorities in the relevant provinces and territories of Canada after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on SEDAR. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the debt securities of which this prospectus forms a part.

     ANY STATEMENT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT (OR PART THEREOF) INCORPORATED BY REFERENCE, OR DEEMED TO BE INCORPORATED BY REFERENCE, IN THIS PROSPECTUS SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR PURPOSES OF THIS PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED IN THE PROSPECTUS OR IN ANY SUBSEQUENTLY FILED DOCUMENT (OR PART THEREOF) THAT ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE IN THIS PROSPECTUS MODIFIES OR REPLACES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE PART OF THIS PROSPECTUS. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT WHICH IT MODIFIES OR SUPERSEDES.

     Updated interest coverage ratios will be filed quarterly by the Guarantor with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to the Guarantor's unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the debt securities.

     Upon a new annual information form and related annual consolidated financial statements and management's discussion and analysis being filed by the Guarantor with, and where required, accepted by, the applicable securities regulatory authorities during the duration of this prospectus, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and the accompanying management's discussion and analysis, information circulars (other than an information circular relating to an annual meeting of shareholders) and material change reports filed prior to the commencement of the Guarantor's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Guarantor with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

     A prospectus supplement or prospectus supplements containing the specific terms for an issue of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement but only for the purposes of the debt securities issued thereunder.

     You may obtain a copy of the Guarantor's Annual Information Form and other information identified above by writing or calling the Guarantor at the following address and telephone number:

     EnCana Corporation
     1800, 855 - 2nd Street S.W.
     Calgary, Alberta T2P 2S5
     (403) 645-2000
     Attention: Corporate Secretary

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT AND ON THE OTHER INFORMATION INCLUDED IN THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE DEBT SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED BY LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                          FORWARD-LOOKING STATEMENTS

     Certain statements included in this prospectus and the documents incorporated by reference herein constitute forward-looking statements or information (collectively referred to as "forward-looking statements") within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, relating to, but not limited to, the operations, anticipated financial performance, business prospects and strategies of EnCana (including the U.S. Group, as hereinafter defined). Forward-looking statements typically contain statements with words such as "projected", "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in or incorporated by reference into this prospectus include, but are not limited to, statements with respect to: oilsands strategy and the effect of this strategy, timing and completion of the sale of the Ecuador assets, the Chinook heavy oil discovery, the natural gas storage business and the Entrega Pipeline, plans to import diluent, capital investment levels and the allocation thereof, drilling plans and the timing and location thereof, production capacity and levels and the timing of achieving such capacity and levels, pipeline capacity, the timing of pipeline and new plant construction, the timing of completion of the environmental assessment on the Suffield Block, the timing of completion of the Foster Creek and Christina Lake expansions, the completion of waterflood implementation at Pelican Lake, government royalty rates, the results of the U.S. Bureau of Land Management decision regarding the Jonah area, the potential for natural gas resource play development on the Foix permit lands, reserves estimates, storage capacity, the level of expenditures for compliance with environmental regulations, site restoration costs including abandonment and reclamation costs, pending litigation, exploration plans, acquisition and disposition plans, including farmout plans, the timing of acquisitions, net cash flows, geographical expansion and plans for seismic surveys.

     You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this prospectus and the documents incorporated by reference herein include, but are not limited to: volatility of and assumptions regarding oil and natural gas prices, assumptions based upon EnCana's current guidance, fluctuations in currency and interest rates, product supply and demand, market competition, risks inherent in EnCana's North American and foreign oil and natural gas and midstream operations, risks of war, hostilities, civil insurrection and instability affecting countries in which EnCana and its subsidiaries operate and terrorist threats, risks inherent in EnCana's and its subsidiaries' marketing operations, including credit risk, imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves, EnCana's and its subsidiaries' ability to replace and expand oil and natural gas reserves, risks associated with technology, EnCana's ability to generate sufficient cash flow from operations to meet its current and future obligations, EnCana's ability to access external sources of debt and equity capital, general economic and business conditions, EnCana's ability to enter into or renew leases, the timing and costs of gas storage facility, well and pipeline construction, EnCana's ability to make capital investments and the amounts of capital investments, imprecision in estimating the timing, costs and levels of production and drilling, the results of exploration, development and drilling, imprecision in estimates of future production capacity, EnCana's and its subsidiaries' ability to secure adequate product transportation, uncertainty in the amounts of timing of royalty payments, imprecision in estimates of product sales, changes in environmental and other regulations or the interpretation of such regulations, risks associated with existing and potential future lawsuits and regulatory actions against EnCana and its subsidiaries, political and economic conditions in the countries in which EnCana and its subsidiaries operate, difficulty in obtaining necessary regulatory approvals and such other risks and uncertainties described from time to time in EnCana's reports and filings with the Canadian securities authorities and the SEC. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.

     We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our or the Guarantor's actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this prospectus, in any applicable prospectus supplement and in the documents incorporated herein by reference. Except as required by law, neither we nor EnCana Corporation undertake any obligation to update publicly or otherwise revise any forward looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.


                         ENCANA HOLDINGS FINANCE CORP.

     We are an unlimited liability company incorporated on August 25, 2003 under the laws of the province of Nova Scotia, Canada. We are a wholly owned indirect subsidiary of EnCana Corporation. Our principal executive offices are located at 1800, 855 - 2nd Street S.W., Calgary, Alberta T2P 2S5, Canada and our registered offices are located at Suite 800, 1959 Upper Water St., P.O. Box 997, Halifax, Nova Scotia, B3J 2X2.

     We are part of a group of EnCana's subsidiaries and partnerships which carry on substantially all of EnCana's operations in the United States (the "U.S. Group"). We have been established for the purpose of raising financing for the U.S. Group. We have no subsidiaries and, except as aforesaid, have no active business.

     Unless otherwise indicated in the applicable prospectus supplement relating to a series of debt securities, we will advance the net proceeds we receive from the sale of the debt securities to one or more other corporations or partnerships within the U.S. Group, by way of loan, for their use for the general corporate purposes of the U.S. Group. See "Use of Proceeds". The upstream operations of the U.S. Group are currently focused on exploiting long-life unconventional natural gas formations in the Jonah field located in southwest Wyoming, the Piceance Basin in northwest Colorado and the East Texas, Fort Worth and Maverick Basins in Texas. The U.S. Group also has landholdings in the Columbia River basin in Washington State, as well as interests in natural gas gathering and processing assets. The majority of the U.S. Group's production is from the following four key resource plays: (i) Jonah; (ii) Piceance; (iii) East Texas; and (iv) Fort Worth.

     The funds required by us to satisfy our obligations under the debt securities that we issue under this prospectus will be obtained through our debt interests in other members of the U.S. Group or through other advances from EnCana Corporation or its subsidiaries or partnerships. Any debt securities we issue under this prospectus will be fully and unconditionally guaranteed by EnCana Corporation.

                              ENCANA CORPORATION

     EnCana Corporation is one of North America's leading natural gas producers, is among the largest holders of natural gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana pursues growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average long-term decline rates and very long producing lives compared to conventional plays. EnCana is also engaged in select exploration and production activities internationally.

     EnCana continually pursues opportunities to develop and expand its business, which may include significant corporate or asset acquisitions. EnCana may finance such acquisitions with debt or equity, or a combination of both.

     EnCana Corporation's principal executive and registered offices are located at 1800, 855 - 2nd Street S.W., Calgary, Alberta T2P 2S5, Canada.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement relating to a series of debt securities, we will advance the net proceeds we receive from the sale of the debt securities to one or more other corporations or partnerships within the U.S. Group, by way of loan, for their use for general corporate purposes of the U.S. Group. Those general corporate purposes may include capital expenditures, the repayment of indebtedness and the financing of acquisitions. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement.

                        DESCRIPTION OF DEBT SECURITIES

     In this section only, "EnCana Corporation" and "the Guarantor" refer only to EnCana Corporation without any of its subsidiaries or partnerships through which it operates. The following description describes certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

     The debt securities will be issued under an indenture (hereinafter referred to as the "Indenture") dated May 3, 2004 among us, the Guarantor and Deutsche Bank Trust Company Americas, as "Trustee", a form of which has been filed as an exhibit to the registration statement filed with the SEC. The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. The following is a summary of the Indenture which describes certain general terms and provisions of the debt securities and is not intended to be complete; these statements are qualified in their entirety by, and subject to, the provisions of the Indenture, including the definition of capitalized terms used under this caption. We urge you to read the Indenture carefully, because it is the Indenture, and not this summary, that governs your rights as a holder of our debt securities. See "Where You Can Find More Information" in this prospectus. Prospective investors should rely on information in the applicable prospectus supplement, which may provide information that is different from this prospectus.

     We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of debt securities pursuant to this prospectus.

GENERAL

     The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other unsecured evidences of indebtedness) that we may issue under the Indenture. It provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any foreign currency. Special Canadian and U.S. federal income tax considerations applicable to any of our debt securities denominated in a foreign currency will be described in the prospectus supplement relating to any offering of debt securities denominated in a foreign currency. The debt securities offered pursuant to this prospectus will be issued in an amount up to US$2,000,000,000, or if any debt securities are offered at original issue discount, such greater amount as shall result in an aggregate offering price of up to US$2,000,000,000 or the equivalent in other currencies. The Indenture also permits us to increase the principal amount of any series of our debt securities previously issued and to issue that increased principal amount. The applicable prospectus supplement will set forth the following terms relating to the debt securities being offered by us:

     o the specific designation and the aggregate principal amount of the debt securities of such series;

     o the extent and manner, if any, to which payment on or in respect of our debt securities of such series will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

     o the percentage or percentages of principal amount at which our debt securities of such series will be issued;

     o the date or dates on which the principal of (and premium, if any, on) our debt securities of such series will be payable and the portion (if less than the principal amount) of the debt securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;

     o the rate or rates (whether fixed or variable) at which our debt securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

     o the dates on which any interest will be payable and the regular record dates for the payment of interest on our debt securities of such series in registered form;

     o the place or places where the principal of (and premium, if any, and interest, if any, on) our debt securities will be payable, and each office or agency where our debt securities of such series may be presented for registration of transfer or exchange;

     o if other than U.S. dollars, the currency in which our debt securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such debt securities of such series will be payable;

     o whether our debt securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

     o     any mandatory or optional redemption or sinking fund provisions;

     o the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our debt securities of such series may be redeemed or purchased by us;

     o the terms and conditions, if any, upon which you may redeem our debt securities of such series prior to maturity and the price or prices at which and the currency in which our debt securities of such series are payable;

     o any index used to determine the amount of payments of principal of (and premium, if any, or interest, if any, on) our debt securities of such series;

     o the terms, if any, on which our debt securities may be converted or exchanged for other of our debt securities or debt securities of other entities;

     o any other terms of our debt securities of such series, including covenants and events of default which apply solely to a particular series of our debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to our debt securities of such series which do not apply to a particular series of our debt securities;

     o if other than The Depository Trust Company, the person designated as the depositary for the debt securities of such series;

     o any applicable material Canadian and U.S. federal income tax consequences;

     o whether and under what circumstances we will pay Additional Amounts on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay the Additional Amounts (and the terms of any such option);

     o whether the payment of our debt securities will be guaranteed by any other person in addition to the Guarantor;

     o whether the series of our debt securities are to be registered securities, bearer securities (with or without coupons) or both; and

     o if other than denominations of US$1,000 and any integral multiple thereof, the denominations in which any registered securities of the series shall be issuable and, if other than the denomination of US$5,000, the denomination or denominations in which any bearer securities of the series shall be issuable.

     Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford holders of our debt securities the right to tender such debt securities to us in the event that we have a change in control.

     Our debt securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

GUARANTEE

     The Guarantor will fully and unconditionally guarantee the payment of the principal (and premium, if any) and interest, if any, on the debt securities issued by us and any Additional Amounts payable with respect to such debt securities when they become due and payable, whether at the stated maturity thereof or by declaration of acceleration, notice of redemption or otherwise.

RANKING

     Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness outstanding from time to time.

     The guarantee will be the Guarantor's unsubordinated and unsecured obligation and, unless otherwise provided with respect to a series of debt securities, will rank equally with all of the Guarantor's other unsecured, unsubordinated obligations. The Guarantor conducts a substantial portion of its business through corporate and partnership subsidiaries. The Guarantor's obligations under the guarantee will be structurally subordinate to all existing and future indebtedness and liabilities of any of the Guarantor's corporate and partnership subsidiaries.

DEBT SECURITIES IN GLOBAL FORM

THE DEPOSITARY, BOOK-ENTRY AND SETTLEMENT

     A series of our debt securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

     The specific terms of the depositary arrangement with respect to any portion of a particular series of our debt securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of our debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

     So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of our debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of our debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

PAYMENTS OF PRINCIPAL, PREMIUM, IF ANY, AND INTEREST

     Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Guarantor, the Trustee or any paying agent for our debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

DISCONTINUANCE OF DEPOSITARY'S SERVICES

     If a depositary for a global security representing a particular series of our debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of our debt securities in definitive form in exchange for a global security representing such series of our debt securities. In addition, we may at any time and in our sole discretion determine not to have a series of our debt securities represented by a global security and, in such event, will issue a series of our debt securities in definitive form in exchange for all of the global securities representing the series of debt securities.

DEBT SECURITIES IN DEFINITIVE FORM

     A series of our debt securities may be issued solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Registered securities will be issuable in denominations of US$1,000 and integral multiples of US$1,000 and bearer securities will be issuable in denominations of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, bearer securities will have interest coupons attached.

     A prospectus supplement may indicate the places to register a transfer of our debt securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of our debt securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

     We shall not be required to:

     o issue, register the transfer of or exchange any series of our debt securities during a period beginning at the opening of business 15 days before any selection of that series of our debt securities to be redeemed and ending at the close of business on (i) if the series of our debt securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (ii) if the series of our debt securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of our debt securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

     o register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

     o exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, PROVIDED that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture; or

     o issue, register the transfer of or exchange any of our debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

     Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our debt securities are registered at the close of business on the day or days specified by us.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. We urge you to read the Indenture for the full definition of all such terms.

     "CONSOLIDATED NET TANGIBLE ASSETS" means the total amount of assets of any person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

     o all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

     o all goodwill, trade names, trademarks, patents, unamortized debt discounts and expenses and other like intangibles; and

     o appropriate adjustments on account of minority interests of other persons holding shares of the Subsidiaries of such person,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such person computed in accordance with GAAP.

     "CURRENT ASSETS" means assets which in the ordinary course of business are expected to be realized in cash or sold or consumed within 12 months.

     "FACILITIES" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities, flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

     "FINANCIAL INSTRUMENT OBLIGATIONS" means obligations arising under:

     o interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

     o currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

     o commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

     "GAAP" means generally accepted accounting principles in Canada which are in effect from time to time, unless the person's most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

     "LIEN" means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "NON-RECOURSE DEBT" means indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such indebtedness, PROVIDED that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such entity) in respect of such indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

     "PERMITTED LIENS" of any person at any particular time means:

     o Liens existing as of the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

     o Liens on Current Assets given in the ordinary course of business to any financial institution or others to secure any indebtedness payable on demand or maturing (including any right of extension or renewal) within 12 months or less from the date such indebtedness is incurred;

     o Liens in connection with indebtedness, which, by its terms, is Non-Recourse Debt to the Guarantor or any of its Subsidiaries;

     o Liens existing on property or assets at the time of acquisition (including by way of lease) by such person, PROVIDED that such Liens were not incurred in anticipation of such acquisition;

     o Liens or obligations to incur Liens (including under indentures, trust deeds and similar instruments) on property or assets of another person existing at the time such other person becomes a Subsidiary of such person, or is liquidated or merged into, or amalgamated or consolidated with, such person or Subsidiary of such person or at the time of the sale, lease or other disposition to such person or Subsidiary of such person of all or substantially all of the properties and assets of such other person, PROVIDED that such Liens were not incurred in anticipation of such other person becoming a Subsidiary of such person;

     o Liens upon property or assets of whatsoever nature other than Restricted Property;

     o Liens upon property or facilities used in connection with, or necessarily incidental to, the purchase, sale, storage, transportation or distribution of oil or gas or the products derived from oil or gas;

     o Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, storage, transportation, distribution, gathering or processing of Restricted Property, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, PROVIDED in all instances that such Lien is limited to the property or assets that are the subject of the relevant agreement;

     o     Liens  on  assets  or  property   (including  oil  sands  property)
           securing: (i) all or any portion of the cost of acquisition (directly or indirectly), surveying, exploration, drilling, development, extraction, operation, production, construction, alteration, repair or improvement of all or any part of such assets or property, the plugging and abandonment of wells and the decommissioning or removal of structures or facilities located thereon, and the reclamation and clean-up of such properties, facilities and interests and surrounding lands whether or not owned by the Guarantor or its Restricted Subsidiaries, (ii) all or any portion of the cost of acquiring (directly or indirectly), developing, constructing, altering, improving, operating or repairing any assets or property (or improvements on such assets or property) used or to be used in connection with such assets or property, whether or not located (or located from time to time) at or on such assets or property, (iii) indebtedness incurred by the Guarantor or any of its Subsidiaries to provide funds for the activities set forth in clauses (i) and (ii) above, provided such indebtedness is incurred prior to, during or within two years after the completion of acquisition, construction or such other activities referred to in clauses (i) and (ii) above, and (iv) indebtedness incurred by the Guarantor or any of its Subsidiaries to refinance indebtedness incurred for the purposes set forth in clauses (i) and (ii) above. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to clauses (i) or (ii) above shall include costs incurred for all facilities relating to such assets or property, or to projects, ventures or other arrangements of which such assets or property form a part or which relate to such assets or property, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such assets or property;

     o Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

     o     Purchase Money Mortgages;

     o     Liens in  favor  of the  Guarantor  or any of its  Subsidiaries  to
           secure   indebtedness   owed  to  the   Guarantor  or  any  of  its
           Subsidiaries; and

     o any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses; PROVIDED, HOWEVER, that (i) such new Lien shall be limited to all or part of the property or assets which was secured by the prior Lien plus improvements on such property or assets and (ii) the indebtedness, if any, secured by the new Lien is not increased from the amount of the indebtedness secured by the prior Lien then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings.

     "PURCHASE MONEY MORTGAGE" of any person means any Lien created upon any property or assets of such person to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost of any vendor's privilege or Lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements; PROVIDED that (i) the principal amount of money borrowed which is secured by such Lien does not exceed 100% of such purchase price or cost and any fees incurred in connection therewith, and (ii) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item.

     "RESTRICTED PROPERTY" means any oil, gas or mineral property of a primary nature located in the United States or Canada, and any facilities located in the United States or Canada directly related to the mining, processing or manufacture of hydrocarbons or minerals, or any of the constituents thereof and includes Voting Shares or other interests of a corporation or other person which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of Restricted Property, (ii) any property which, in the opinion of the Guarantor's board of directors, is not materially important to the total business conducted by the Guarantor and its Subsidiaries as an entirety or (iii) any portion of a particular property which, in the opinion of the Guarantor's board of directors, is not materially important to the use or operation of such property.

     "RESTRICTED SUBSIDIARY" means, on any date, any Subsidiary of the Guarantor which owns at the time Restricted Property; PROVIDED, HOWEVER, such term shall not include a Subsidiary of the Guarantor if the amount of the Guarantor's share of Shareholders' Equity of such Subsidiary constitutes, at the time of determination, less than 2% of the Guarantor's Consolidated Net Tangible Assets.

     "SHAREHOLDERS' EQUITY" means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of a person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such person and computed in accordance with GAAP.

     "SUBSIDIARY" of any person means, on any date, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

     "UNRESTRICTED SUBSIDIARY" means a Subsidiary which is not or which has ceased to be a Restricted Subsidiary.

     "VOTING SHARES" means shares of any class of any corporation carrying voting rights under all circumstances, PROVIDED that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such an event, or solely because the right to vote may not be exercisable under the charter of the corporation.

COVENANTS

LIMITATION ON LIENS

     The Indenture provides that so long as any of our debt securities are outstanding and subject to the provisions of the Indenture, the Guarantor will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise have outstanding any Lien securing any indebtedness for borrowed money or interest thereon (or any liability of the Guarantor or such Restricted Subsidiaries under the related guarantee or endorsement or other instrument under which the Guarantor or such Restricted Subsidiaries are contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also simultaneously or prior thereto securing, or causing such Restricted Subsidiaries to secure, indebtedness under the Indenture so that our debt securities are secured equally and ratably with or prior to such other indebtedness, except that the Guarantor and its Restricted Subsidiaries may incur a Lien to secure indebtedness for borrowed money without securing our debt securities if, after giving effect thereto, the principal amount of indebtedness for borrowed money secured by Liens created, incurred or assumed after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 10% of the Guarantor's Consolidated Net Tangible Assets.

     Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (i) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (ii) any other interest in property of the character commonly referred to as a "production payment", will not constitute a Lien and will not result in the Guarantor or a Restricted Subsidiary being required to secure the debt securities.

CONSOLIDATION, AMALGAMATION, MERGER AND SALE OF ASSETS

     Neither we nor the Guarantor may consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or convey, transfer or lease all or substantially all our or the Guarantor's, as the case may be, properties and assets to any person, unless:

     o the entity formed by or continuing from such consolidation or amalgamation or into which we or the Guarantor (as the case may be) are merged or with which we or the Guarantor (as the case may be) enter into such statutory arrangement or the person which acquires or leases all or substantially all of our or the Guarantor's properties and assets (as the case may be) is organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of our debt securities, in any other country, PROVIDED that if such successor entity is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor entity assumes our or the Guarantor's obligations (as the case may be) under the debt securities and the Indenture to pay Additional Amounts, with the name of such successor jurisdiction being included in addition to Canada in each place that Canada appears in "-- Payment of Additional Amounts" below;

     o the successor entity expressly assumes or assumes by operation of law all of our or the Guarantor's obligations (as the case may be) under our debt securities, the guarantee and the Indenture;

     o immediately before and after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

     o     certain other conditions are met.

     If, as a result of any such transaction, any of the Guarantor's or its Restricted Subsidiaries' Restricted Properties become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the "LIMITATION ON LIENS" covenant above without equally and ratably securing our debt securities, the Guarantor, simultaneously with or prior to such transaction, will secure, or cause the applicable Restricted Subsidiary to secure, our debt securities equally and ratably with or prior to the indebtedness secured by such Lien.

PAYMENT OF ADDITIONAL AMOUNTS

     Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us or the Guarantor under or with respect to any series of our debt securities or related guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless we or the Guarantor, as the case may be, are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we or the Guarantor, as the case may be, are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities or guarantee, we or the Guarantor, as the case may be, will pay to each holder of such debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such

Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

     o with which we or the Guarantor, as the case may be, do not deal at arm's length (for the purposes of the INCOME TAX ACT (Canada)) at the time of the making of such payment;

     o which is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder; or

     o which is subject to such Canadian Taxes by reason of the debt securities holder's failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

     We or the Guarantor, as the case may be, will also:

     o     make such withholding or deduction; and

     o remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

     We or the Guarantor, as the case may be, will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us or the Guarantor, as the case may be.

     We and the Guarantor will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by us or the Guarantor with respect thereto) of:

     o the payment of any Canadian Tax, together with any interest, penalties and reasonable expenses in connection therewith; and

     o any Canadian Taxes imposed with respect to any reimbursement under the preceding clause, but excluding any such Canadian Taxes on such holder's net income.

     In any event, no Additional Amounts or indemnity amounts will be payable in excess of Additional Amounts or the indemnity amounts which would be required if the holder of debt securities was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended.

     Wherever in the Indenture, the debt securities or the guarantee there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a debt security or guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

TAX REDEMPTION

     Unless otherwise specified in the applicable prospectus supplement, a series of our debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

     o as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date specified in the applicable prospectus supplement, we have or will become obligated to pay (or the Guarantor has or will become obligated to pay, as the case may be) on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series as described under "-- Payment of Additional Amounts"; or

     o on or after the date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada, or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us (or the Guarantor, as the case may be), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us (or the Guarantor, as the case may be) of legal counsel of recognized standing, will result in our (or the Guarantor, as the case may be) becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series;

and, in any such case, we, in our business judgment, or the Guarantor, in its business judgment, as the case may be, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

     In the event that we elect to redeem a series of our debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of our debt securities pursuant to their terms.

     Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

PROVISION OF FINANCIAL INFORMATION

     The Guarantor will file with the Trustee, within 15 days after it files them with the SEC, copies, which may be in electronic format, of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which it is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Guarantor may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Guarantor will continue to provide the Trustee:

     o within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

     o within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not the Guarantor has any of its securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and GAAP; PROVIDED, HOWEVER, that the Guarantor shall not be obligated to file such report with the SEC if the SEC does not permit such filings.


EVENTS OF DEFAULT

     The following are summaries of events of default under the Indenture with respect to any series of our debt securities:

     o default in the payment of any interest on any debt security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

     o default in the payment of the principal of (or premium, if any, on), any debt security of that series when it becomes due and payable;

     o default in the performance, or breach, of any of our or the Guarantor's covenants or warranties in the Indenture in respect of our debt securities of that series (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Indenture), and continuance of such default or breach for a period of 60 days after receipt by us and the Guarantor of written notice, specifying such default or breach, by the Trustee or by the holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

     o if an event of default (as defined in any indenture or instrument under which we, or the Guarantor, or any of its Restricted Subsidiaries, has at the time of the Indenture or shall thereafter have outstanding any indebtedness for borrowed money) shall happen and be continuing, or we, or the Guarantor, or any Restricted Subsidiary shall have failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay shall result in such indebtedness being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$75,000,000 and 2% of the Guarantor's Shareholders' Equity shall be or become due and payable upon such declaration or otherwise accelerated prior to the date on which the same would otherwise have become due and payable (the "accelerated indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, Non-Recourse Debt to us, the Guarantor or its Restricted Subsidiaries, it shall not be considered an event of default for purposes of the Indenture; or
           (B) if such accelerated indebtedness is recourse to us, the Guarantor or its Restricted Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

     o the entry of decree or order by a court having jurisdiction in the premises adjudging us or the Guarantor a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of us or the Guarantor under the BANKRUPTCY AND INSOLVENCY ACT (Canada), the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada) or any other applicable insolvency law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or similar official) of us or the Guarantor or of any substantial part of the property of us or the Guarantor, or ordering the winding up or liquidation of the affairs of us or the Guarantor, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days;

     o the institution by us or the Guarantor of proceedings to be adjudicated a bankrupt or insolvent, or the consent by either us or the Guarantor to the institution of bankruptcy or insolvency proceedings against us or the Guarantor, or the filing by us or the Guarantor of a petition or answer or consent seeking reorganization or relief under the BANKRUPTCY AND INSOLVENCY ACT (Canada), the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada) or any other applicable insolvency law, or the consent by us or the Guarantor to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of us or the Guarantor or of any substantial part of the property of either us or the Guarantor, respectively, or the making by either us or the Guarantor of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due; or

     o     any  other  events  of  default   provided  with  respect  to  debt
           securities of that series.

     If an event of default under the Indenture occurs and is continuing with respect to any series of our debt securities, then and in every such case the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of such series and all accrued and unpaid interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of our debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to us, the Guarantor and the Trustee under certain circumstances, may rescind and annul such acceleration.

     Reference is made to the applicable prospectus supplement or supplements relating to each series of our debt securities which are original issue discount debt securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

     Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

     No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

     o such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

     o the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

     o the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

     However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

     We and the Guarantor will annually furnish to the Trustee a statement by certain of our and the Guarantor's officers as to whether or not we and the Guarantor, to the best of their knowledge, are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults.

DEFEASANCE AND COVENANT DEFEASANCE

     Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our or the Guarantor's option, we and the Guarantor will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants (as evidenced by an officer's certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each installment of interest, if any, on) the outstanding debt securities of such series (hereinafter referred to as a "defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things:

     o we or the Guarantor have delivered to the Trustee an opinion of counsel in the United States stating that (i) we or the Guarantor have received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable U.S.
           federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

     o we or the Guarantor have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

     o no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

     o neither we nor the Guarantor is an "insolvent person" within the meaning of the BANKRUPTCY AND INSOLVENCY ACT (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

     We or the Guarantor may exercise the defeasance option notwithstanding the prior exercise of the Covenant Defeasance option described in the following paragraph if the conditions described in the preceding sentence are met at the time we or the Guarantor exercise the defeasance option.

     The Indenture provides that, at our or the Guarantor's option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we or the Guarantor, as applicable, may omit to comply with the "LIMITATION ON LIENS" covenant, certain aspects of the "CONSOLIDATION, AMALGAMATION, MERGER AND SALE OF ASSETS" covenant and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and the outstanding debt securities and guarantee upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants (as evidenced by an officer's certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each installment of interest, if any, on) the outstanding debt securities (hereinafter referred to as "covenant defeasance"). If we or the Guarantor exercise the covenant defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

     o we or the Guarantor have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

     o we or the Guarantor have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such covenant defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities include holders who are not resident in Canada);

     o no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

     o neither we nor the Guarantor is an "insolvent person" within the meaning of the BANKRUPTCY AND INSOLVENCY ACT (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by us, the Guarantor and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

     o change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

     o reduce the principal amount of (or premium, if any, or interest, if any, on) any debt security;

     o reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof;

     o     change the place of payment;

     o change the currency of payment of principal of (or premium, if any, or interest, if any, on) any debt security;

     o impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

     o reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

     o modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

     The holders of a majority in principal amount of our outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us or the Guarantor with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such debt securities.

CONSENT TO JURISDICTION AND SERVICE

     Under the Indenture, we and the Guarantor irrevocably appoint CT Corporation System, 111 - 8th Avenue, 13th Floor, New York, New York, as our and the Guarantor's authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

GOVERNING LAW

     Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

ENFORCEABILITY OF JUDGMENTS

     Since most of the Guarantor's assets, as well as the assets of a number of our and the Guarantor's directors and officers, are outside the United States, any judgment obtained in the United States against us, the Guarantor or certain of our or the Guarantor's directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

     We have been informed by Macleod Dixon LLP, our and the Guarantor's Canadian counsel, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws. Therefore, it may not be possible to enforce those actions against us or the Guarantor, our or the Guarantor's directors and officers or the experts named in this prospectus.

     Because the Trustee is located in the United States, it may not be possible for purchasers of our debt securities outside the United States to effect service of process outside the United States upon the Trustee nor to enforce against the Trustee, outside the United States, judgments obtained in courts outside the United States. Also, it may not be possible to enforce judgments of non-U.S. courts against the Trustee in the United States.

                                 RISK FACTORS

     IN ADDITION TO THE RISK FACTORS SET FORTH BELOW, ADDITIONAL RISK FACTORS RELATING TO THE BUSINESS OF ENCANA ARE DISCUSSED IN ENCANA'S ANNUAL INFORMATION FORM AND ENCANA'S MANAGEMENT'S DISCUSSION AND ANALYSIS, WHICH RISK FACTORS ARE INCORPORATED HEREIN BY REFERENCE. Prospective purchasers of the debt securities should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the debt securities offered hereby. If any event arising from these risks occurs, our or EnCana's business, prospects, financial condition, results of operations or cash flows, or your investment in the debt securities, could be materially adversely affected.

THERE CAN BE NO ASSURANCE AS TO THE LIQUIDITY OF THE TRADING MARKET FOR THE DEBT SECURITIES OR THAT A TRADING MARKET FOR THE DEBT SECURITIES WILL DEVELOP.

     There is no public market for the debt securities and, unless otherwise specified in the applicable prospectus supplement, we do not intend to apply for listing of the debt securities on any securities exchanges. If the debt securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

CREDIT RATINGS MAY NOT REFLECT ALL RISKS OF AN INVESTMENT IN THE DEBT SECURITIES AND MAY CHANGE.

     Credit ratings may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

CHANGES IN INTEREST RATES MAY CAUSE THE VALUE OF THE DEBT SECURITIES TO
DECLINE.

     Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

THE GUARANTEE WILL BE EFFECTIVELY SUBORDINATED TO CERTAIN INDEBTEDNESS OF ENCANA'S CORPORATE AND PARTNERSHIP SUBSIDIARIES.

     Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness outstanding from time to time. We have no significant assets or operations other than the debt owed to us by the U.S. Group. We are dependent on interest payments from the U.S. Group under the terms of the debt. Accordingly, our ability to make payments on the debt securities will be dependent upon the U.S. Group making its payments on its debt to us.

     The guarantee will be the Guarantor's unsubordinated and unsecured obligation and, unless otherwise provided with respect to a series of debt securities, will rank equally with all of the Guarantor's other unsecured, unsubordinated obligations. The Guarantor conducts a substantial portion of its business through corporate and partnership subsidiaries. The Guarantor's obligations under the guarantee will be structurally subordinate to all existing and future indebtedness and liabilities, including trade payables, of any of the Guarantor's corporate and partnership subsidiaries.

                       CERTAIN INCOME TAX CONSIDERATIONS

     The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any debt securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal and interest, if any, will be subject to Canadian non-resident withholding tax.

     The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any debt securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

                             PLAN OF DISTRIBUTION

     We may offer and sell debt securities to or through underwriters or dealers and also may sell debt securities directly to purchasers or through agents. These debt securities may be offered and sold in Canada, the United States and elsewhere where permitted by law.

     The distribution of debt securities of any series may be effected from time to time in one or more transactions:

     o     at a fixed price or prices, which may be changed;

     o     at market prices prevailing at the time of sale; or

     o at prices related to such prevailing market prices to be negotiated with purchasers.

     In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of debt securities by them may be deemed to be underwriting commissions under the United States Securities Act of 1933, as amended (the "Securities Act").

     The prospectus supplement relating to each series of debt securities will also set forth the terms of the offering of the debt securities, including to the extent applicable, the initial offering price, our proceeds from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the prospectus supplement relating to such series.

     Under agreements which may be entered into by us and the Guarantor, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us or the Guarantor against certain liabilities, including liabilities under the Securities Act. The underwriters, dealers and agents with whom we and the Guarantor enter into agreements may be customers of, engage in transactions with or perform services for us or the Guarantor in the ordinary course of business.

     Each series of debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.

                               INTEREST COVERAGE

     The following sets forth interest coverage ratios of the Guarantor calculated for the twelve month period ended December 31, 2005 based on audited financial information and March 31, 2006 based on unaudited financial information.

The interest coverage ratios set out below have been prepared and included in this prospectus in accordance with Canadian disclosure requirements and have been calculated based on information prepared in accordance with Canadian GAAP. The interest coverage ratios set out below do not purport to be indicative of interest coverage ratios for any future periods. The interest coverage ratios do not give effect to the debt securities offered by this prospectus since the aggregate principal amount of debt securities that will be issued hereunder and the terms of issue are not presently known.

                                         DECEMBER 31, 2005      MARCH 31, 2006
                                         -----------------      --------------
Interest coverage on long-term debt:
  Net earnings.........................      13.0 times           19.2 times
  Cash flow............................      20.9 times           22.3 times


     Interest coverage on long-term debt on a net earnings basis is equal to net earnings before interest on long-term debt and income taxes divided by interest expense on long-term debt. Interest coverage on long-term debt on a cash flow basis is equal to cash flow before interest expense on long-term debt and cash income taxes divided by interest expense on long-term debt. For purposes of calculating the interest coverage ratios set forth herein, long-term debt includes the current portion of long-term debt.

                                 LEGAL MATTERS

     Unless otherwise specified in the prospectus supplement relating to a series of debt securities, certain legal matters relating to Canadian law will be passed upon for us and the Guarantor by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters in connection with the offering relating to United States law will be passed upon for us and the Guarantor by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for any underwriters, dealers or agents by Shearman & Sterling LLP, Toronto, Ontario, Canada and New York, New York.

     The partners and associates of Macleod Dixon LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as a group beneficially own, directly or indirectly, less than 1% of any class of the Guarantor's securities.

                                    EXPERTS

     The Guarantor's audited consolidated financial statements incorporated by reference in this prospectus have been so incorporated in reliance on the audit reports, which are also incorporated by reference in this prospectus, of PricewaterhouseCoopers LLP, Chartered Accountants, as experts in auditing and accounting.

     Information relating to the Guarantor's reserves in the Annual Information Form dated February 17, 2006 was calculated based on evaluations of and reports on the Guarantor's crude oil and natural gas reserves conducted and prepared by GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton as independent qualified reserves evaluators. The principals of each of GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, in each case, as a group own beneficially, directly or indirectly, less than 1% of any class of the Guarantor's securities.

            DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-9:

     o the documents listed in the fourth paragraph under "Where You Can Find More Information" in this prospectus;

     o   the consent of EnCana's accountants, PricewaterhouseCoopers LLP;

     o   the consent of our and EnCana's counsel, Macleod Dixon LLP;

     o the consents of our independent qualified reserves evaluators, GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc., and DeGoyler and MacNaughton;

     o powers of attorney from directors and officers of EnCana Holdings Finance Corp.;

     o   the form of trust indenture relating to the debt securities; and

     o   the statement of eligibility of the trustee on Form T-1.

                                   PART II

                    INFORMATION NOT REQUIRED TO BE DELIVERED
                            TO OFFEREES OR PURCHASERS

INDEMNIFICATION

ENCANA CORPORATION


     Under the CANADA BUSINESS CORPORATIONS ACT (the "CBCA"), EnCana Corporation ("EnCana") may indemnify a present or former director or officer of EnCana or another individual who acts or acted at EnCana's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with EnCana or other entity. EnCana may not indemnify an individual unless the individual acted honestly and in good faith with a view to the best interests of EnCana, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at EnCana's request and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. The indemnification may be made in connection with a derivative action only with court approval. The aforementioned individuals are entitled to indemnification from EnCana as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done. EnCana may advance moneys to the individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out above.

     The by-laws of EnCana provide that, subject to the limitations contained in the CBCA, EnCana shall indemnify a director or officer, a former director or officer, or a person who acts or acted at EnCana's request as a director or officer of a body corporate of which EnCana is or was a shareholder or creditor, and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the corporation or such body corporate, if he acted honestly and in good faith with a view to the best interests of the corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

     The by-laws of EnCana provide that EnCana may, subject to the limitations contained in the CBCA, purchase, maintain, or participate in insurance for the benefit of any director, officer, or certain other persons, as such against any liability incurred by him in his capacity as a director or officer of EnCana or as a director or officer of any body corporate where he acts or acted in that capacity at EnCana's request. EnCana has purchased third party director and officer liability insurance.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling EnCana pursuant to the foregoing provisions, EnCana has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ENCANA HOLDINGS FINANCE CORP.

     Under applicable Canadian law, EnCana Holdings Finance Corp. ("EnCana Holdings Finance") is permitted to indemnify its officers and directors on terms acceptable to its shareholders. The Articles of Association of EnCana Holdings Finance provide that no director or officer, former director or officer, or person who acts or acted at EnCana Holdings Finance request, as a director or officer of EnCana Holdings Finance, a body corporate, partnership or other association of which EnCana Holdings Finance is or was a shareholder, partner, member or creditor, in the absence of any dishonesty on such person's part, shall be liable for the acts, receipts, neglects or defaults of any other director, officer or such person, or for joining in any receipt or other act for conformity, or for any loss, damage or expense of any kind which happens in the execution of the duties of such person or in relation thereto.

     The Articles of Association of EnCana Holdings Finance also provide that every director or officer, former director or officer, or person who acts or acted at EnCana Holdings Finance's request, as a director or officer of EnCana Holdings Finance, a body corporate, partnership or other association of which EnCana Holdings Finance is or was a shareholder, partner, member or creditor, and the heirs and legal representatives of such person, in the absence of any dishonesty on the part of such person, shall be indemnified by EnCana Holdings Finance against, and it shall be the duty of the directors out of the funds of EnCana Holdings Finance to pay, all costs, losses and expenses, including an amount paid to settle an action or claim or satisfy a judgment, that such director, officer or person may incur or become liable to pay in respect of any claim made against such person or civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of EnCana Holdings Finance or such body corporate, partnership or other association, whether EnCana Holdings Finance is a claimant or party to such action or proceeding or otherwise; and the amount for which such indemnity is proved shall immediately attach as a lien on the property of EnCana Holdings Finance and have priority as against the shareholders over all other claims.

     As a subsidiary of EnCana, EnCana Holdings Finance is insured against liabilities which it may incur by reason of the foregoing provisions of its Articles of Association and directors and officers of EnCana Holdings Finance are insured against some liabilities which might arise out of their employment and not be subject to the indemnification contained in the Articles of Association of EnCana Holdings Finance as previously described.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling EnCana Holdings Finance pursuant to the foregoing provisions, EnCana Holdings Finance has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                   EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION
------      -----------

4.1 The Annual Information Form of EnCana dated February 17, 2006, for the year ended December 31, 2005 (incorporated by reference to EnCana's Form 40-F for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission on February 17,
            2006) (File No. 1-15226).

4.2 The Information Circular of EnCana (amended), dated February 28, 2006, relating to the annual meeting of shareholders of EnCana held on April 26, 2006 (incorporated by reference to EnCana's Form 6-K filed with the Securities and Exchange Commission on March 30,
            2006) (File No. 1-15226).

4.3 The audited comparative consolidated financial statements of EnCana, for the year ended December 31, 2005, including the auditors' report thereon (incorporated by reference to EnCana's Form 40-F filed with the Securities and Exchange Commission on February 17, 2006) (File No. 1-15226).

4.4 Management's Discussion and Analysis, for the year ended December 31, 2005 (incorporated by reference to EnCana's Form 40-F for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission on February 17, 2006) (File No. 1-15226).

4.5 The unaudited comparative consolidated financial statements of EnCana, for the three months ended March 31, 2006 (incorporated by reference to EnCana's Form 6-K filed with the Securities and Exchange Commission on April 28, 2006) (File No. 1-15226).

4.6 Management's Discussion and Analysis, for the three months ended March 31, 2006 (incorporated by reference to EnCana's Form 6-K filed with the Securities and Exchange Commission on April 28,
            2006) (File No. 1-15226).

5.1         Consent of PricewaterhouseCoopers LLP.

5.2*        Consent of Macleod Dixon LLP.

5.3*        Consent of GLJ Petroleum Consultants Ltd.

5.4*        Consent of McDaniel & Associates Consultants Ltd.

5.5*        Consent of Netherland, Sewell & Associates, Inc.

5.6*        Consent of DeGolyer and MacNaughton.

6.1 Powers of Attorney (included on the signature page of this Registration Statement).

7.1         Form of Indenture  (incorporated by reference to our Amendment No.
            1 to the Registration Statement on Form F-9 filed with the Securities and Exchange Commission on March 26, 2004) (File No. 333-113732).

7.2         Statement of Eligibility of the Trustee on Form T-1.


--------
* To be filed by amendment.

                                    PART III

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

ITEM 1.  UNDERTAKING

     The Registrants undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

ITEM 2.  CONSENT TO SERVICE OF PROCESS

     Concurrent with the filing of this Registration Statement, each of the Registrants has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

     Any change to the name or address of the agent for service of process of either Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.


                                    III-1

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, each of the Registrants certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on April 28, 2006.

                                 ENCANA CORPORATION


                                 By: /s/ Randall K. Eresman
                                     ------------------------------------
                                     Name:  Randall K. Eresman
                                     Title: President & Chief Executive Officer


                                 ENCANA HOLDINGS FINANCE CORP.


                                 By: /s/ Brian C. Ferguson
                                     ------------------------------------
                                     Name:  Brian C. Ferguson
                                     Title: President






                                    III-2

                 SIGNATURES WITH RESPECT TO ENCANA CORPORATION

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Randall K. Eresman and Brian C. Ferguson, and each of them, any of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



SIGNATURE                      CAPACITY                          DATE
---------                      --------                          ----

/s/ David P. O'Brien
--------------------------    Chairman of the Board             April 28, 2006
David P. O'Brien              of Directors


/s/ Randall K. Eresman
--------------------------    President & Chief Executive       April 28, 2006
Randall K. Eresman            Officer and Director (Principal
                              Executive Officer)


/s/ Brian C. Ferguson
--------------------------    Executive Vice-President          April 28, 2006
Brian C. Ferguson             & Chief Financial Officer
                              (Principal Financial and
                              Accounting Officer)


/s/ Gwyn Morgan
--------------------------    Executive Vice-Chairman of the    April 28, 2006
Gwyn Morgan                   Board of Directors


/s/ Michael N. Chernoff
--------------------------    Director                          April 28, 2006
Michael N. Chernoff


/s/ Ralph S. Cunningham
--------------------------    Director                          April 28, 2006
Ralph S. Cunningham


                                    III-3

SIGNATURE                      CAPACITY                          DATE
---------                      --------                          ----


/s/ Patrick D. Daniel
--------------------------    Director                          April 28, 2006
Patrick D. Daniel


/s/ Ian W. Delaney
--------------------------    Director                          April 28, 2006
Ian W. Delaney


/s/ Michael A. Grandin
--------------------------    Director                          April 28, 2006
Michael A. Grandin


/s/ Barry W. Harrison
--------------------------    Director                          April 28, 2006
Barry W. Harrison


/s/ Dale A. Lucas
--------------------------    Director                          April 28, 2006
Dale A. Lucas


/s/ Ken F. McCready
--------------------------    Director                          April 28, 2006
Ken F. McCready


/s/ Valerie A. A. Nielsen
--------------------------    Director                          April 28, 2006
Valerie A. A. Nielsen


/s/ Jane L. Peverett
--------------------------    Director                          April 28, 2006
Jane L. Peverett


/s/ Dennis A. Sharp
--------------------------    Director                          April 28, 2006
Dennis A. Sharp


/s/ James M. Stanford
--------------------------    Director                          April 28, 2006
James M. Stanford



                                    III-4

           SIGNATURES WITH RESPECT TO ENCANA HOLDINGS FINANCE CORP.

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Randall K. Eresman and Brian C. Ferguson, and each of them, any of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



SIGNATURE                     CAPACITY                          DATE
---------                     --------                          ----


/s/ Brian C. Ferguson
--------------------------    President and Director            April 28, 2006
Brian C. Ferguson             (Principal Executive Officer)


/s/ William A. Stevenson
--------------------------    Vice-President and Comptroller    April 28, 2006
William A. Stevenson          and Director (Principal
                              Financial and Accounting Officer)


/s/ Thomas G. Hinton
--------------------------    Director                          April 28, 2006
Thomas G. Hinton




                                    III-5

                           AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of EnCana Corporation and EnCana Holdings Finance Corp. in the United States, on April 28, 2006.

                                               ALENCO INC.


                                               By: /s/ Brian C. Ferguson
                                                   ----------------------------
                                                   Name:  Brian C. Ferguson
                                                   Title: President





                                    III-6

                                 EXHIBITS INDEX

EXHIBIT
NUMBER      DESCRIPTION
------      -----------

4.1 The Annual Information Form of EnCana dated February 17, 2006, for the year ended December 31, 2005 (incorporated by reference to EnCana's Form 40-F for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission on February 17,
            2006) (File No. 1-15226).

4.2 The Information Circular of EnCana (amended), dated February 28, 2006, relating to the annual meeting of shareholders of EnCana held on April 26, 2006 (incorporated by reference to EnCana's Form 6-K filed with the Securities and Exchange Commission on March 30,
            2006) (File No. 1-15226).

4.3 The audited comparative consolidated financial statements of EnCana, for the year ended December 31, 2005, including the auditors' report thereon (incorporated by reference to EnCana's Form 40-F filed with the Securities and Exchange Commission on February 17, 2006) (File No. 1-15226).

4.4 Management's Discussion and Analysis, for the year ended December 31, 2005 (incorporated by reference to EnCana's Form 40-F for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission on February 17, 2006) (File No. 1-15226).

4.5 The unaudited comparative consolidated financial statements of EnCana, for the three months ended March 31, 2006 (incorporated by reference to EnCana's Form 6-K filed with the Securities and Exchange Commission on April 28, 2006) (File No. 1-15226).

4.6 Management's Discussion and Analysis, for the three months ended March 31, 2006 (incorporated by reference to EnCana's Form 6-K filed with the Securities and Exchange Commission on April 28,
            2006) (File No. 1-15226).

5.1         Consent of PricewaterhouseCoopers LLP.

5.2*        Consent of Macleod Dixon LLP.

5.3*        Consent of GLJ Petroleum Consultants Ltd.

5.4*        Consent of McDaniel & Associates Consultants Ltd.

5.5*        Consent of Netherland, Sewell & Associates, Inc.

5.6*        Consent of DeGolyer and MacNaughton.

6.1 Powers of Attorney (included on the signature page of this Registration Statement).

7.1         Form of Indenture  (incorporated by reference to our Amendment No.
            1 to the Registration Statement on Form F-9 filed with the Securities and Exchange Commission on March 26, 2004) (File No. 333-113732).

7.2         Statement of Eligibility of the Trustee on Form T-1.



--------
* To be filed by amendment.